UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

Commission File Number 001-38370

CollPlant Holdings Ltd.

(Exact name of registrant as specified in its charter)

3 Sapir Street, Weizmann Science Park

Ness Ziona 74140, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

On February 1, 2018, Collplant Holdings Ltd. (the “Company”) published an immediate report in Hebrew with the Israel Securities Authority and the Tel Aviv Stock Exchange in connection with changes in outstanding securities of the Company.

Below is a summary translation into English of the immediate report:

Substance of changes: Grant of options to employees and conversion of convertible debentures into pre-funded warrant

Number of securities of the Company following changes as of February 1, 2018:

	Stock		Issued and Outstanding Securities
Type of Securities	Exchange Number	Authorized Amount	Amount Last Reported		Current Amount		Amount Registered by the Registration Company
Ordinary Shares, par value NIS 0.03 per share	496018	500,000,000	172,081,129	(1)	172,081,129	(1)	171,160,627
Options 2010 (Employee Options)(2)	4960068	—	47,244,792		47,544,792		0
Series G Warrants	4960134	—	9,296,284		9,296,284		9,296,284
Series H Warrants	4960142	—	4,152,764		4,152,764		4,152,764
Series I Warrants	4960159	—	13,745,025		13,745,025		13,745,025
Series K Warrants	4960175	—	36,531,500		36,531,500		36,531,500
Convertible Debenture No.1(3)	4960191	—	16,021,371		0		0
Convertible Debenture No.2(3)	4960209	—	23,301,371		0		0
Prepaid Warrants(4)			0		39,322,742		0

(1)        Includes  920,461 ordinary shares held in treasury.

(2)          Increase in the number of options by 300,000 options due to options issued to employees.

(3)          Decrease in the amount of Convertible Debenture Nos.1 and 2, due to an automatic conversion into Pre-Funded Warrants.

(4)          The referenced amount is the amount of ordinary shares into which the Pre-Funded Warrant can be converted and is identical to the aggregate amount of ordinary shares into which Convertible Debenture Nos 1 and 2 can be converted.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLPLANT HOLDINGS LTD.

Date: February 1, 2018	By:	/s/ ERAN ROTEM
Name: Eran Rotem
Title: Deputy CEO and Chief Financial Officer

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